Leigh Walton

lwalton@bassberry.com

(615) 742-6201

Jay H. Knight

jknight@bassberry.com

(615) 742-7756

March 22, 2016

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes
Alexandra M. Ledbetter
William H. Dorton
Mary Mast
Lisa Vanjoske

Re:	Quorum Health Corporation
Amendment No. 4 to Exchange Act Registration Statement on Form 10
Filed March 7, 2016
File No. 001-37550

Ladies and Gentlemen:

On behalf of Quorum Health Corporation (the “Company”), we are concurrently filing under the Securities Exchange Act of 1934, as amended, Amendment No. 5 to the Registration Statement on Form 10 (File No. 001-37550) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 4, 2015. In this letter, we respond to the comment of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 16, 2016 (the “Letter”). The Staff’s comment is set forth below, followed by the Company’s response. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the amended Registration Statement in paper format, marked to show changes from Amendment No. 4 to the Registration Statement filed on March 7, 2016.

Our Business Strategy, page 2

Improve Operating and Financial Performance, page 3

1.

We note your statement here that you intend to pursue selected divestitures. We further note your disclosure on page 110 that you have identified a number of hospitals for possible divestiture and that the hospitals you have identified generated net operating revenues of approximately $250 million for the year ended December 31, 2015, with approximately $8 million of operating losses before the allocation of management fees and depreciation and amortization. Although your strategic review remains incomplete, please revise your

United States Securities and Exchange Commission

March 22, 2016

Information Statement Summary to disclose upfront the potential scope of your divestiture strategy and to describe the rationale for it.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Information Statement to disclose upfront the potential scope of the divestiture strategy and to describe the rationale for it.

*    *    *    *    *

United States Securities and Exchange Commission

March 22, 2016

The acknowledgements of the Company requested at the end of your letter are attached hereto as Exhibit A. Please do not hesitate to contact the undersigned at (615) 742-6201 or (615) 742-7756, respectively, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Leigh Walton
Leigh Walton, Esq.

and

/s/ Jay H. Knight
Jay H. Knight, Esq.

cc:	Thomas D. Miller, Quorum Health Corporation
Michael J. Culotta, Quorum Health Corporation
W. Larry Cash, Community Health Systems, Inc.
Rachel A. Seifert, Esq., Community Health Systems, Inc.
Kevin J. Hammons, Community Health Systems, Inc.
R. Harold McCard, Jr., Quorum Health Corporation

Exhibit A

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes
Alexandra M. Ledbetter
William H. Dorton
Mary Mast
Lisa Vanjoske

Re:	Quorum Health Corporation
Amendment No. 4 to Exchange Act Registration Statement on Form 10
Filed March 7, 2016
File No. 001-37550

Dear Ladies and Gentleman:

As requested in your letter, dated March 16, 2016, to Quorum Health Corporation (the “Company”) relating to the Company’s Amendment No. 4 to Exchange Act Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

QUORUM HEALTH CORPORATION

By:	/s/ Thomas D. Miller
Name:	Thomas D. Miller
Title:	Chief Executive Officer